SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 30, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports first quarter 2019 results

PARTNER COMMUNICATIONS REPORTS
FIRST QUARTER 2019 RESULTS1

ADJUSTED EBITDA2 TOTALED NIS 197 MILLION

NET DEBT2 REMAINED BELOW NIS 1 BILLION WITH NET DEBT TO ADJUSTED EBITDA RATIO OF 1.3

PARTNER’S CEO, ISAAC BENBENISTI, NOTED: “PARTNER’S FIBER OPTICS
INFRASTRUCTURE ALREADY REACHES MORE THAN 400 THOUSAND HOUSEHOLDS IN
MORE THAN HALF OF ISRAEL’S CITIES ACROSS THE COUNTRY, AND PARTNER TV
CONTINUES TO BE THE FASTEST GROWING TELEVISION SERVICE IN ISRAEL WITH OVER
152 THOUSAND SUBSCRIBERS.”

First quarter 2019 highlights (compared with first quarter 2018)

•	Total Revenues: NIS 794 million (US$ 219 million), a decrease of 4%
•	Service Revenues: NIS 624 million (US$ 172 million), approximately unchanged
•	Equipment Revenues: NIS 170 million (US$ 47 million), a decrease of 15%
•	Total Operating Expenses (OPEX)[2]: NIS 472 million (US$ 130 million), a decrease of 5%
•	Adjusted EBITDA: NIS 197 million (US$ 54 million), an increase of 11%
•	Adjusted EBITDA Margin[2]: 25% of total revenues compared with 21%
•	Profit for the Period: NIS 2 million (US$ 1 million) a decrease of 78%
•	Net Debt: NIS 977 million (US$ 269 million), an increase of NIS 58 million
•	Adjusted Free Cash Flow (before interest)[2]: negative NIS 11 million (US$ -3 million), a decrease of NIS 32 million
•	Cellular ARPU: NIS 56 (US$ 15), a decrease of 3%
•	Cellular Subscriber Base: approximately 2.62 million at quarter-end, a decrease of 1%
•	TV Subscriber Base: approximately 141 thousand subscribers at quarter-end, an increase of 76 thousand subscribers

Rosh Ha’ayin, Israel, May 30, 2019 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended March 31, 2019.

1 The quarterly financial results are unaudited. The Company has applied the standard IFRS 16 – Leases, from January 1, 2019. The effects of the application of the standard on the quarterly financial results are provided in this press release, and in particular in the section “IFRS 16”. The impact of the adoption of IFRS 16 on Adjusted EBITDA in Q1 2019 was an increase of NIS 39 million.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

Commenting on the results for the first quarter of 2019, Mr. Isaac Benbenisti, CEO of Partner noted:

“In a saturated communications market, Partner succeeded in starting the year 2019 with positive momentum. Partner’s fiber optics infrastructure already reaches more than 400 thousand households in more than half of Israel’s cities across the country, and Partner TV continues to be the fastest growing television service in Israel with over 152 thousand subscribers.

In the cellular segment, we continued to maintain a low rate of churn by focusing on existing customers. This strategy is also reflected in the moderate decrease in ARPU we recorded compared to the previous quarter and the corresponding quarter in 2018.

In recent months, we have focused on the strategy of providing value to Partner's customers in all areas of the Group's business: cellular, internet, television and the business division. This strategy is expected to bring results both on the revenue side and in increasing customer loyalty with respect to all lines of products and services.

As part of this strategy, we are establishing a dedicated customer service division that will handle all of our private customers’ needs, across cellular and fixed line segments. We believe that this will further strengthen Partner’s industry-leading level of service, and differentiate us from all other players in the communications market.

Alongside continued growth in television and accelerated deployment of the fiber optics infrastructure, we succeeded in maintaining a net debt level of under NIS 1 billion. Partner's financial strength offers us considerable flexibility for making strategic investments and for expanding activity in new and existing business areas.”

Mr. Tamir Amar, Partner's Chief Financial Officer, commented on the results:

“Partner closed another quarter characterized by significant competition in its operating segments, achieving relative stability in service revenues compared to the previous quarter, while continuing to grow its fixed line segment activity, both in the number of subscribers and in revenues. In the cellular segment, where competition continues to be high, we continued to maintain a relatively low churn rate, which was unchanged compared to the previous quarter and declined compared to the corresponding quarter last year, and relatively low ARPU erosion by, among other things, strategically focusing on customers that offer value for the Company.

At the beginning of January 2019, an amendment to the network sharing agreement between the Company and HOT Mobile was signed, as a result of which, from the beginning of this year, the accounting treatment for the jointly owned partnership with HOT mobile, PHI, is as a joint operation instead of through the equity method. Therefore, the Company's relative share (50%) in PHI's assets and liabilities was added to the Company's balance sheet. The change did not materially affect the Company's statement of income.

Starting with the first quarter of 2019, the Company adopted the new accounting standard IFRS 16 – Leases, as required under IFRS. IFRS 16 requires the recognition of lease liability for lease payments and a right-of-use asset, with respect to contracts that were previously accounted for as operating leases. In the first quarter of 2019, the impact of adopting IFRS 16 was an increase in Adjusted EBITDA for the quarter by NIS 39 million.

We concluded the quarter with Adjusted Free Cash Flow (before interest payments) of negative NIS 11 million. Cash flows from operating activities totaled NIS 213 million. Lease payments, presented in cash flows from financing activities, totaled NIS 39 million. CAPEX payments totaled NIS 185 million, reflecting the Company’s strategy to continue its leadership in telecommunications technologies with continued significant investment in the Company's fiber optics infrastructure. This investment is only made possible by Partner's strong balance sheet.

In addition, in recent months we have continued our preparations for our future debt recycling with the private placement of untradeable option warrants exercisable for the Company's Series G debentures, thereby arranging a significant portion of the Company's expected funding requirements for the years through 2021.”

Q1 2019 compared to Q4 2018

NIS Million	Q4’18	Q1’19	Comments
Service Revenues	625	624	The decrease resulted from decreases in cellular service revenues as a result of seasonality and price erosion, partially offset by an increase in fixed-line segment service revenues
Equipment Revenues	189	170	The decrease mainly reflected a lower volume of equipment sales
Total Revenues	814	794
Gross profit from equipment sales	42	39
OPEX	502	472	Excluding the impact of IFRS 16, OPEX would have totaled NIS 511 million, an increase of NIS 9 million, mainly reflecting increased costs related to TV and internet services
Adjusted EBITDA	172	197
Excluding the impact of IFRS 16, Adjusted EBITDA would have totaled NIS 158 million, a decrease of NIS 14 million, mainly reflecting the increase in OPEX and the decrease in gross profit from equipment sales

Profit for the Period	19	2
The decrease in profit was mainly a result of the decrease in Adjusted EBITDA excluding the impact of IFRS 16 (this also reflects the fact that the increase in depreciation expenses and in finance costs, net, due to IFRS 16 was of similar magnitude to the increase in Adjusted EBITDA due to IFRS 16)

Capital Expenditures (additions)	177	157
Adjusted free cash flow (before interest payments)	(22)	(11)	Adjusted free cash flow increased mainly as a result of the increase in operating assets and liabilities partially offset by the decrease in Adjusted EBITDA (excluding the impact of IFRS 16)
Net Debt	950	977

	Q4’18	Q1’19	Comments
Cellular Post-Paid Subscribers (end of period, thousands)	2,361	2,340	Decrease of 21 thousand subscribers
Cellular Pre-Paid Subscribers (end of period, thousands)	285	280	Decrease of 5 thousand subscribers
Monthly Average Revenue per Cellular User (ARPU) (NIS)	57	56
Quarterly Cellular Churn Rate (%)	8.5%	8.5%

Key Financial Results Q1 2019 compared to Q1 2018

NIS MILLION (except EPS)	Q1'18	Q1'19	% Change
Revenues	826	794	-4%
Cost of revenues	688	677	-2%
Gross profit	138	117	-15%
Operating profit	32	9	-72%
Profit for the period	9	2	-78%
Earnings per share (basic, NIS)	0.05	0.01
Adjusted free cash flow (before interest)	21	(11)

Key Operating Indicators

	Q1'18	Q1'19	Change
Adjusted EBITDA (NIS million)	177	197	+11%
Adjusted EBITDA margin (as a % of total revenues)	21%	25%	+4
Cellular Subscribers (end of period, thousands)	2,649	2,620	-29
Quarterly Cellular Churn Rate (%)	8.9%	8.5%	-0.4
Monthly Average Revenue per Cellular User (ARPU) (NIS)	58	56	-2

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q1'18	Q1'19	Change %	Q1'18	Q1'19	Change %	Q1'18	Q1'19	Q1'18	Q1'19	Change %
Total Revenues	644	583	-9%	225	252	+12%	(43)	(41)	826	794	-4%
Service Revenues	466	441	-5%	202	224	+11%	(43)	(41)	625	624	-0%
Equipment Revenues	178	142	-20%	23	28	+22%	-	-	201	170	-15%
Operating Profit	22	9	-59%	10	0		-	-	32	9	-72%
Adjusted EBITDA	134	150	+12%	43	47	+9%	-	-	177	197	+11%

Financial Review

In Q1 2019, total revenues were NIS 794 million (US$ 219 million), a decrease of 4% from NIS 826 million in Q1 2018.

Service revenues in Q1 2019 totaled NIS 624 million (US$ 172 million), a decrease of NIS 1 million from NIS 625 million in Q1 2018.

Service revenues for the cellular segment in Q1 2019 totaled NIS 441 million (US$ 121 million), a decrease of 5% from NIS 466 million in Q1 2018. The decrease was mainly the result of the continued price erosion of cellular services (both Post-Paid and Pre-Paid) due to the continued competitive market conditions.

Service revenues for the fixed-line segment in Q1 2019 totaled NIS 224 million (US$ 62 million), an increase of 11% from NIS 202 million in Q1 2018. The increase reflected revenues from TV services and internet services, which were partially offset principally by the decline in revenues from international calling services.

Equipment revenues in Q1 2019 totaled NIS 170 million (US$ 47 million), a decrease of 15% from NIS 201 million in Q1 2018, mainly reflecting a lower volume of equipment sales and a change in product mix.

Gross profit from equipment sales in Q1 2019 was NIS 39 million (US$ 11 million), compared with NIS 43 million in Q1 2018, a decrease of 9%, mainly reflecting the decline in sales volumes, partially offset by higher profit margins from sales due to a change in the product mix.

Total operating expenses (‘OPEX’) totaled NIS 472 million (US$ 130 million) in Q1 2019, a decrease of 5% or NIS 26 million from Q1 2018. The decrease mainly reflected the effect of the implementation of IFRS 16 which totaled NIS 39 million, a decrease in credit losses, and a decrease in costs related to international calls. These decreases were partially offset by an increase in expenses relating to the growth in TV and internet services. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in Q1 2019 increased by 3% compared with Q1 2018.

Operating profit for Q1 2019 was NIS 9 million (US$ 2 million), a decrease of 72% compared with operating profit of NIS 32 million in Q1 2018. Excluding the adoption of IFRS 16, operating profit in Q1 2019 would have been NIS 4 million. See Adjusted EBITDA analysis for each segment below.

Adjusted EBITDA in Q1 2019 totaled NIS 197 million (US$ 54 million), an increase of 11% from NIS 177 million in Q1 2018. The impact of the adoption of IFRS 16 on Adjusted EBITDA in Q1 2019 was an increase of NIS 39 million and, therefore, excluding the impact of IFRS 16, Adjusted EBITDA would have been NIS 158 million. As a percentage of total revenues, Adjusted EBITDA in Q1 2019 was 25% compared with 21% in Q1 2018.

Adjusted EBITDA for the cellular segment was NIS 150 million (US$ 41 million) in Q1 2019, an increase of 12% from NIS 134 million in Q1 2018, mainly reflecting the impact of the adoption of IFRS 16 which increased cellular segment Adjusted EBITDA by NIS 34 million, and a decrease in cellular operating expenses (OPEX), which were partially offset by decreases in service revenues and in gross profit from cellular equipment sales. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in Q1 2019 was 26% compared with 21% in Q1 2018.

Adjusted EBITDA for the fixed-line segment was NIS 47 million (US$ 13 million) in Q1 2019, an increase of 9% from NIS 43 million in Q1 2018, reflecting the increases in fixed-line service revenues and in gross profit from equipment sales, partially offset by the increase in OPEX. The impact of the adoption of IFRS 16 in Q1 2019 on the Adjusted EBITDA for the fixed-line segment was an increase of NIS 5 million. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in Q1 2019 was 19%, unchanged from Q1 2018.

Finance costs, net in Q1 2019 were NIS 14 million (US$ 4 million), a decrease of 22% compared with NIS 18 million in Q1 2018. The decrease largely reflected the early loan repayment fee recorded in Q1 2018, partially offset by the impact of the adoption of IFRS 16 in Q1 2019, which resulted in an increase of NIS 5 million in finance costs.

Income tax expenses for Q1 2019 were an income of NIS 7 million (US$ 2 million), compared with expenses of NIS 5 million in Q1 2018, largely reflecting the loss before tax of NIS 5 million in Q1 2019 compared with profit before tax of NIS 14 million in Q1 2018.

Profit in Q1 2019 was NIS 2 million (US$ 1 million), compared with a profit of NIS 9 million in Q1 2018, a decrease of 78%. The impact of the adoption of IFRS 16 in Q1 2019 on profit was an immaterial decrease of NIS 1 million.

Based on the weighted average number of shares outstanding during Q1 2019, basic earnings per share or ADS, was NIS 0.01 (US$ 0.003), compared with basic earnings per share of NIS 0.05 in Q1 2018.

Cellular Segment Operational Review

At the end of Q1 2019, the Company's cellular subscriber base (including mobile data, 012 Mobile subscribers and M2M subscriptions) was approximately 2.62 million, including approximately 2.34 million Post-Paid subscribers or 89% of the base, and approximately 280 thousand Pre-Paid subscribers, or 11% of the subscriber base.

During the first quarter of 2019, the cellular subscriber base decreased by approximately 26 thousand. The Pre-Paid subscriber base decreased by approximately 5 thousand, and the Post-Paid subscriber base decreased by approximately 21 thousand.

The quarterly churn rate for cellular subscribers in Q1 2019 was 8.5%, compared with 8.9% in Q1 2018.

Total cellular market share (based on the number of subscribers) at the end of Q1 2019 was estimated to be approximately 25%, unchanged from Q1 2018.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q1 2019 was NIS 56 (US$ 15), a decrease of 3% from NIS 58 in Q1 2018. The decrease mainly reflected the continued price erosion in key cellular services due to the competition in the cellular market.

Funding and Investing Review

In Q1 2019, Adjusted Free Cash Flow (including lease payments) totaled negative NIS 11 million (US$ -3 million), a decrease in Adjusted Free Cash Flow of NIS 32 from positive NIS 21 million in Q1 2018.

Cash generated from operating activities increased by 36% from NIS 157 million in Q1 2018 to NIS 213 million (US$ 59 million) in Q1 2019, mainly as a result of the adoption in Q1 2019 of IFRS 16, under which lease payments are recorded in cash flows from financing activities instead of in cash flows from operating activities, as well as the impact of the change in the accounting treatment of PHI, following the change in PHI’s governance (see below), where payments to PHI for Right of Use of PHI's assets which previously were recorded as cash flows from operating activities under "Increase in deferred expenses - right of use" are, as from Q1 2019, recorded as cash flows from investing activities under “Acquisition of property and equipment” and "Acquisition of intangible and other assets".

Lease payments, recorded in cash flows from financing activities under IFRS 16, totaled NIS 39 million in Q1 2019.

Cash capital expenditures (‘CAPEX payments’), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 185 million (US$ 51 million) in Q1 2019, an increase of 34% from NIS 138 million in Q1 2018, mainly reflecting the impact of the change in the accounting treatment of PHI, as described above, as well as increased investments in the fiber optics infrastructure.

The level of Net Debt at the end of Q1 2019 amounted to NIS 977 million (US$ 269 million), compared with NIS 919 million at the end of Q1 2018, an increase of NIS 58 million.

Change in PHI's governance from the beginning of 2019

At the beginning of January 2019, an amendment to the network sharing agreement between the Company and HOT Mobile was signed, as a result of which, control over the partnership, PHI, is now borne 50-50 by the Company and HOT Mobile, and each nominates an equal number of directors (three directors). Since, thereafter, decisions about the Relevant Activities of PHI require the unanimous consent of both the Company and HOT Mobile, PHI is considered a joint arrangement controlled by the Company and HOT Mobile (joint operation). Therefore, from the beginning of this year, PHI is accounted for as a joint operation by the Company, and the Company recognizes its share (50%) in the assets, liabilities, and expenses of PHI, instead of using the equity method for its PHI interest.

This change was mainly reflected in the Company's statement of financial position at the beginning of 2019, with increases in non-current right-of-use in leased assets of NIS 355 million, in current maturities of lease liabilities of NIS 65 million, and in non-current lease liabilities of NIS 290 million, and a recognition of property and equipment and intangible assets of NIS 142 million, instead of deferred expenses - right of use in PHI's assets. The change was also reflected in cash flows, where payments to PHI for Right of Use of PHI's assets which previously were recorded as cash flows from operating activities under "Increase in deferred expenses - right of use" are now recorded as cash flows from investing activities under “Acquisition of property and equipment” and "Acquisition of intangible and other assets". The change did not materially affect the Company's statement of income.

For additional details and implications, see note 9 to our consolidated financial statements for the year ended December 31, 2018 and Item 5A.1d in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 27, 2019.

IFRS 16

The new leases standard, IFRS 16, came into effect on January 1, 2019. The standard primarily affects the accounting for the Group’s operating leases. The Company applied the simplified transition approach and did not restate comparative amounts. As at January 1, 2019, the Company recognized in the statement of financial position (including Partner’s share in PHI's lease contracts) a Lease - right of use asset of NIS 656 million and a lease liability of NIS 683 million (current and non-current). The accumulated retained earnings decreased by NIS 21 million and the deferred income tax asset has changed in an immaterial amount.

In the first quarter of 2019, the impact of adopting IFRS 16 on the consolidated statement of income amounted to a decrease of NIS 39 million in operating expenses (OPEX), an increase of NIS 35 million in depreciation and amortization expenses and an increase of NIS 5 million in finance costs, net, which resulted in an immaterial increase in operating profit and an immaterial decrease in profit for the quarter. Adjusted EBITDA for the quarter increased by NIS 39 million, with Adjusted EBITDA for the cellular segment increasing by NIS 34 million and Adjusted EBITDA for the fixed-line segment increasing by NIS 5 million.

Lease payments made in the first quarter of 2019 in an amount of NIS 39 million were recorded in the statement of cash flows under the cash flows from financing activities instead of under cash flows from operating activities.

Conference Call Details

Partner will hold a conference call on Thursday, May 30, 2019 at 10.00AM Eastern Time / 5.00PM Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0685
North America toll-free: +1.866.860.9642
A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from May 30, 2019 until June 14, 2019, at the following numbers:
International: +972.3.925.5929
North America toll-free: +1.888.254.7270
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding the expected benefits of the Company's strategy to provide value to its customers in all areas of its business; the expectation to increase the Company's differentiation and competitive advantage by establishing a private customer service division; the Company's strategy to continue its leadership in telecommunication technologies with continued significant investments in the Company's fiber optics infrastructure; and the Company's preparations regarding its future debt recycling in anticipation of the Company's expected funding requirements for the years through 2021. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, whether quality offers, attractive service bundles or low prices offered by the Company’s competitors might prevent the Company from attracting and retaining customers; whether market conditions will support the Company's goal to create differentiation and a competitive advantage by establishing a private customer service division; whether the Company's financial resources and technological capabilities in fiber optics will enable it to continue to lead in telecommunication technology, and whether such leadership might be challenged by capabilities developed by competitors or by changes occurring in the regulatory environment; and whether unanticipated demands on the Company's financial resources might cause the preparations for future debt recycling to fall short of the Company's needs. Future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2019: US $1.00 equals NIS 3.632. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA Adjusted EBITDA margin (%)
Adjusted EBITDA:
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges),
Other expenses (mainly amortization of share based compensation)

Adjusted EBITDA margin (%):
Adjusted EBITDA
divided by
Total revenues
Profit (Loss)
Adjusted Free Cash Flow	Adjusted Free Cash Flow: Cash flows from operating activities deduct Cash flows from investing activities add Short-term investment in (proceeds from) deposits deduct Lease payments	Cash flows from operating activities deduct Cash flows from investing activities
Total Operating Expenses (OPEX)
Total Operating Expenses:
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt	Net Debt: Current maturities of notes payable and borrowings add Notes payable add Borrowings from banks and others deduct Cash and cash equivalents deduct Short-term deposits	Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks and others

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and TV services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:

Tamir Amar Chief Financial Officer Tel: +972-54-781-4951 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	March 31,	March 31,
	2018	2019*	2019*
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	416	295	81
Short-term deposits		303	83
Trade receivables	656	643	177
Other receivables and prepaid expenses	33	48	14
Deferred expenses – right of use	51	26	7
Inventories	98	100	28
	1,254	1,415	390

NON CURRENT ASSETS
Trade receivables	260	261	72
Prepaid expenses and other	4	3	1
Deferred expenses – right of use	185	84	23
Lease – right of use		612	169
Property and equipment	1,211	1,388	382
Intangible and other assets	617	597	164
Goodwill	407	407	112
Deferred income tax asset	38	45	12
	2,722	3,397	935

TOTAL ASSETS	3,976	4,812	1,325

*    See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	March 31,	March 31,
	2018	2019**	2019**
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	162	161	44
Trade payables	711	723	198
Payables in respect of employees	96	102	28
Other payables (mainly institutions)	10	13	4
Income tax payable	35	28	8
Lease liabilities		141	39
Deferred revenues from HOT mobile	31	31	9
Other deferred revenues	41	42	12
Provisions	64	58	16
	1,150	1,299	358
NON CURRENT LIABILITIES
Notes payable	1,013	1,237	341
Borrowings from banks and others	191	177	49
Liability for employee rights upon retirement, net	40	41	11
Dismantling and restoring sites obligation	13
Lease liabilities		526	145
Deferred revenues from HOT mobile	133	125	34
Other non-current liabilities	30	16	4
	1,420	2,122	584

TOTAL LIABILITIES	2,570	3,421	942

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2018 and March 31, 2019 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2018 –***162,628,397 shares
March 31, 2019 – ***162,788,812 shares
Capital surplus	1,102	1,090	300
Accumulated retained earnings	563	548	151
Treasury shares, at cost December 31, 2018 – ****8,560,264 shares March 31, 2019 – ****8,401,523 shares	(261)	(249)	(69)
Non-controlling interests	*	*	*
TOTAL EQUITY	1,406	1,391	383
TOTAL LIABILITIES AND EQUITY	3,976	4,812	1,325

*            Representing an amount of less than 1 million.
**          See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.    *** Net of treasury shares.
****
Including restricted shares in amount of 1,210,833 and 1,178,882 as of December 31, 2018 and March 31, 2019, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2018	2019**	2019**
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	826	794	219
Cost of revenues	688	677	186
Gross profit	138	117	33

Selling and marketing expenses	68	75	21
General and administrative expenses	45	39	11
Other income, net	7	6	2
Operating profit	32	9	3
Finance income	5	2	*
Finance expenses	23	16	4
Finance costs, net	18	14	4
Profit (Loss) before income tax	14	(5)	(1)
Income tax expenses (income)	5	(7)	(2)
Profit for the period	9	2	1
Attributable to:
Owners of the Company	9	2	1
Non-controlling interests		*	*
Profit for the period	9	2	1

Earnings per share
Basic	0.05	0.01	0.003
Diluted	0.05	0.01	0.003

Weighted average number of shares outstanding (in thousands)
Basic	168,346	162,730	162,730
Diluted	169,356	163,251	163,251

*   Representing an amount of less than 1 million.
** See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2018	2019**	2019**
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	9	2	1
Other comprehensive income for the period, net of income taxes	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	9	2	1
Total comprehensive income attributable to:
Owners of the Company	9	2	1
Non-controlling interests		*	*
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	9	2	1

*   Representing an amount of less than 1 million.
** See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels
	3 months ended March 31, 2019**
	In millions (Unaudited)
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	437	187		624
Inter-segment revenue - Services	4	37	(41)
Segment revenue - Equipment	142	28		170
Total revenues	583	252	(41)	794

Segment cost of revenues - Services	347	199		546
Inter-segment cost of revenues - Services	37	4	(41)
Segment cost of revenues - Equipment	113	18		131
Cost of revenues	497	221	(41)	677
Gross profit	86	31		117

Operating expenses (3)	82	32		114
Other income, net	5	1		6
Operating profit	9	*		9
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	137	47
–Other (1)	4
Segment Adjusted EBITDA (2)	150	47

New Israeli Shekels
3 months ended March 31, 2019**
In millions (Unaudited)
Reconciliation of segments subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)	197
Depreciation and amortization	(184)
Finance costs, net	(14)
Income tax expenses	7
Other (1)	(4)
Profit for the period	2

*     Representing an amount of less than 1 million.
**
See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases. For the 3 months ended March 31, 2019 the impact of the adoption of IFRS 16 was an increase of NIS 39 million in the Adjusted EBITDA, an increase of NIS 34 million in the cellular segment Adjusted EBITDA and an increase of NIS 5 million in the fixed-line segment Adjusted EBITDA.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels
	3 months ended March 31, 2018
	In millions (Unaudited)
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	461	164		625
Inter-segment revenue - Services	5	38	(43)
Segment revenue - Equipment	178	23		201
Total revenues	644	225	(43)	826

Segment cost of revenues - Services	365	165		530
Inter-segment cost of revenues - Services	38	5	(43)
Segment cost of revenues - Equipment	140	18		158
Cost of revenues	543	188	(43)	688
Gross profit	101	37		138

Operating expenses (3)	86	27		113
Other income, net	7			7
Operating profit	22	10		32
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	109	33
–Other (1)	3
Segment Adjusted EBITDA (2)	134	43

New Israeli Shekels
3 months ended March 31, 2018
In millions (Unaudited)
Reconciliation of segments subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)	177
Depreciation and amortization	(142)
Finance costs, net	(18)
Income tax expenses	(5)
Other (1)	(3)
Profit for the period	9

(1)  Mainly amortization of employee share based compensation.
(2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.
(3) Operating expenses include selling and marketing expenses, general and administrative expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2018	2019**	2019**
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	157	213	59
Income tax paid	*	*	*
Net cash provided by operating activities	157	213	59
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(98)	(142)	(39)
Acquisition of intangible and other assets	(40)	(43)	(12)
Investment in short-term deposits, net	(150)	(303)	(83)
Interest received	*	*	*
Consideration received from sales of property and equipment	2	*	*
Net cash used in investing activities	(286)	(488)	(134)
CASH FLOWS FROM FINANCING ACTIVITIES:
Lease payments (principal and interest)		(39)	(11)
Interest paid	(35)	(4)	(1)
Proceeds from issuance of notes payable, net of issuance costs		223	61
Repayment of current borrowings		(13)	(4)
Repayment of non-current borrowings	(300)	(13)	(4)
Net cash provided by (used in) financing activities	(335)	154	41
DECREASE IN CASH AND CASH EQUIVALENTS	(464)	(121)	(34)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	867	416	115
CASH AND CASH EQUIVALENTS AT END OF PERIOD	403	295	81

*    Representing an amount of less than 1 million.
**  See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2018	2019**	2019**
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	9	2	1
Adjustments for:
Depreciation and amortization	132	177	49
Amortization of deferred expenses - Right of use	10	7	2
Employee share based compensation expenses	4	4	1
Liability for employee rights upon retirement, net	1	1	*
Finance costs, net	(2)	5	1
Interest paid	35	4	1
Interest received	*	*	*
Deferred income taxes	3	*	*
Income tax paid	*	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	37	12	3
Other	(7)	(12)	(3)
Increase (decrease) in accounts payable and accruals:
Trade	(10)	40	11
Other payables	(7)	7	2
Provisions	(2)	(6)	(2)
Deferred revenues from HOT mobile	(8)	(8)	(2)
Other deferred revenues	1	1	*
Increase in deferred expenses - Right of use	(27)	(12)	(3)
Current income tax liability	2	(7)	(2)
Decrease (increase) in inventories	(14)	(2)	*
Cash generated from operations	157	213	59

*    Representing an amount of less than 1 million.
**  See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

At March 31, 2019 and 2018, trade and other payables include NIS 189 million ($52 million) and NIS 142 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.
These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2018	2019*	2019*
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	157	213	59
Net cash used in investing activities	(286)	(488)	(134)
Investment in short-term deposits, net	150	303	83
Lease payments		(39)	(11)
Adjusted Free Cash Flow	21	(11)	(3)
Interest paid	(35)	(4)	(1)
Adjusted Free Cash Flow After Interest	(14)	(15)	(4)

Total Operating Expenses (OPEX)	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2018	2019*	2019*
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues - Services	530	546	150
Selling and marketing expenses	68	75	21
General and administrative expenses	45	39	11
Depreciation and amortization	(142)	(184)	(51)
Other (1)	(3)	(4)	(1)
OPEX	498	472	130

(1)	Mainly amortization of employee share based compensation.

*    See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

Key Financial and Operating Indicators (unaudited) ****

NIS M unless otherwise stated	Q1' 17	Q2' 17	Q3' 17	Q4' 17	Q1' 18	Q2' 18	Q3' 18	Q4' 18	Q1' 19	2017	2018
Cellular Segment Service Revenues	489	497	514	478	466	454	476	447	441	1,978	1,843
Cellular Segment Equipment Revenues	145	145	138	182	178	157	143	165	142	610	643
Fixed-Line Segment Service Revenues	194	192	194	197	202	210	220	220	224	777	852
Fixed-Line Segment Equipment Revenues	18	14	22	22	23	20	25	24	28	76	92
Reconciliation for consolidation	(43)	(43)	(42)	(45)	(43)	(44)	(42)	(42)	(41)	(173)	(171)
Total Revenues	803	805	826	834	826	797	822	814	794	3,268	3,259
Gross Profit from Equipment Sales	26	33	43	40	43	37	44	42	39	142	166
Operating Profit*	105	118	92	0	32	22	48	14	9	315	116
Cellular Segment Adjusted EBITDA*	187	210	189	124	134	126	145	119	150	710	524
Fixed-Line Segment Adjusted EBITDA*	64	59	50	34	43	46	56	53	47	207	198
Total Adjusted EBITDA*	251	269	239	158	177	172	201	172	197	917	722
Adjusted EBITDA Margin (%)*	31%	33%	29%	19%	21%	22%	24%	21%	25%	28%	22%
OPEX*	478	472	477	519	498	492	504	502	472	1,946	1,996
Income with respect to settlement agreement with Orange	54	54								108
Finance costs, net*	23	54	15	88	18	13	10	12	14	180	53
Profit (Loss)*	64	46	54	(50)	9	2	26	19	2	114	56
Capital Expenditures (cash)	82	76	105	113	138	104	117	143	185	376	502
Capital Expenditures (additions)	58	78	107	174	113	98	111	177	157	417	499
Adjusted Free Cash Flow	126	208	202	63	21	55	70	(22)	(11)	599	124
Adjusted Free Cash Flow (after interest)	109	150	192	(17)	(14)	44	62	(37)	(15)	434	55
Net Debt	1,415	1,081	887	906	919	893	898	950	977	906	950
Cellular Subscriber Base (Thousands)**	2,658	2,662	2,677	2,662	2,649	2,623	2,630	2,646	2,620	2,662	2,646
Post-Paid Subscriber Base (Thousands)**	2,259	2,273	2,306	2,308	2,318	2,323	2,333	2,361	2,340	2,308	2,361
Pre-Paid Subscriber Base (Thousands)	399	389	371	354	331	300	297	285	280	354	285
Cellular ARPU (NIS)	61	62	64	59	58	57	60	57	56	62	58
Cellular Churn Rate (%)**	9.8%	9.0%	9.3%	9.9%	8.9%	10.1%	8.0%	8.5%	8.5%	38%	35%
Number of Employees (FTE)***	2,580	2,582	2,696	2,797	2,778	2,808	2,821	2,782	2,897	2,797	2,782

*         Figures from 2019 include impact of adoption of IFRS 16. See also section 'IFRS 16' above.
**
As from Q4 2018, M2M subscriptions are included in the post-paid subscriber base on a standardized basis. This change had the effect of increasing the Post-Paid subscriber base at December 31, 2018, by approximately 34 thousand subscribers. See also ‘Cellular Segment Operational Review’ section.

***    Number of employees (FTE) from 2019 includes the number of FTE of PHI on a basis proportional to Partner's share in the company (50%).
****  See footnote 2 regarding use of non-GAAP measures.

Disclosure for notes holders as of March 31, 2019

Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 31.03.2019				Interest rate	Principal repayment dates		Interest repayment dates	Linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
D	25.04.10 04.05.11*	400 146	327	327	**	328	1.477% (MAKAM+1.2%)	30.12.17	30.12.21	30.03, 30.06, 30.09, 30.12	Variable interest MAKAM (4)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
F (1) (3)	20.07.17 12.12.17* 04.12.18*	255 389 150	794	794	5	792	2.16%	25.06.20	25.06.24	25.06, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
G (2) (3)	06.01.19	225	225	225	2	231	4%	25.06.22	25.06.27	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1)
In December 2018, the Company issued an additional Series F Notes in a principal amount of NIS 150 million. In December 2017 and January 2018, the Company entered into agreements with Israeli institutional investors to issue in December 2019, in the framework of a private placement, additional Series F notes, in an aggregate principal amount of NIS 227 million. S&P Maalot has rated the additional deferred issuances with an 'ilA+' rating. For additional details see the Company's press releases dated September 13 and 17, 2017, December 27, 2017 and January 9, 2018.

(2)	In January 2019, the Company issued Series G Notes in a principal amount of NIS 225 million.
In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that are exercisable for the Company's Series G debentures. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G debentures that will be allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G debentures immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The debentures that will be allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants is NIS 37 million. The total consideration expected to the Company in respect of the allotment of the option warrants and in respect of their full exercise (and assuming that there will be no change to the exercise price) is approximately NIS 323.7 million. For additional details see the Company's press release dated April 17, 2019.
(3)
Regarding Series F and G Notes, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the definitions of Net Debt and Adjusted EBITDA see 'Use of non-GAAP measures' section above. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of March 31, 2019, the ratio of Net Debt to Adjusted EBITDA was 1.3. Additional stipulations regarding Series F and G Notes mainly include: shareholders' equity shall not decrease below NIS 400 million and NIS 600 million, respectively; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.
(4)	'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.

*    On these dates additional Notes of the series were issued. The information in the table refers to the full series.
**  Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of March 31, 2019 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 31.03.2019 and 30.05.2019 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 31.03.2019 and 30.05.2019	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
D	S&P Maalot	ilA+	ilAA-	01/2019 and 04/2019	07/2010, 09/2010, 10/2010, 09/2012, 12/2012, 06/2013, 07/2014, 07/2015, 07/2016, 07/2017, 08/2018, 11/2018, 12/2018, 01/2019 04/2019
ilAA-/Stable, ilAA-/Stable,
ilAA-/Negative, ilAA-/Watch Neg,
ilAA-/Negative, ilAA-/Stable,
ilAA-/Stable, ilA+/Stable,
ilA+/Stable, ilA+/Stable,
ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable,
ilA+/Stable

F	S&P Maalot	ilA+	ilA+	01/2019 and 04/2019	07/2017, 09/2017, 12/2017, 01/2018, 08/2018, 11/2018, 12/2018, 01/2019 04/2019	ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable
G (3)	S&P Maalot	ilA+	ilA+	01/2019 and 04/2019	12/2018, 01/2019, 04/2019	ilA+/Stable, ilA+/Stable, ilA+/Stable

(1) In August 2018, S&P Maalot affirmed the Company's rating of “ilA+/Stable”.

(2) For details regarding the rating of the notes see the S&P Maalot report dated August 13, 2018.

(3) In January 2019, the Company issued Series G Notes in a principal amount of NIS 225 million.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2019

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	109,228	-	-	-	25,779
Second year	-	268,035	-	-	-	27,284
Third year	-	268,035	-	-	-	22,216
Fourth year	-	181,307	-	-	-	17,576
Fifth year and on	-	520,113	-	-	-	37,480
Total	-	1,346,718	-	-	-	130,335

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	52,132	-	-	-	5,145
Second year	-	52,132	-	-	-	3,859
Third year	-	52,132	-	-	-	2,600
Fourth year	-	44,779	-	-	-	1,332
Fifth year and on	-	28,439	-	-	-	536
Total	-	229,614	-	-	-	13,472

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2019 (cont.)

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.
e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	161,360	-	-	-	30,924
Second year	-	320,167	-	-	-	31,143
Third year	-	320,167	-	-	-	24,816
Fourth year	-	226,086	-	-	-	18,908
Fifth year and on	-	548,552	-	-	-	38,016
Total	-	1,576,332	-	-	-	143,807

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of a joint arrangement, without expiration date).
g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above – None.
h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

Dated: May 30, 2019	By:	/s/ Tamir Amar
	Name:	Tamir Amar
	Title:	Chief Financial Officer